October 24, 2016 Via Facsimile and EDGAR
Daniel Duchovny
Special Counsel
Division of Corporate Finance
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: United Development Funding IV
Schedule TO-T
Filed October 11, 2016 by SCM Special Fund 3, LP
File No. 005-87401

Dear Mr. Duchovny:

We are responding to the comments in your letter dated October 21, 2016, regarding the above-referenced filing.  Set forth below are our responses numbered to correspond to your numbered comments.
1.	We apologize for this oversight. We are amending the Schedule TO with this disclosure concurrently herewith.

Sincerely,

/s/ Chip Patterson
Chip Patterson